DVL, Inc.
70 East 55th Street, 7th Floor
New York, NY 10022
Phone 212-350-9900 Fax 212-350-9911

August 31, 2010

VIA EDGAR CORRESPONDENCE AND BY FAX

United States
Securities and Exchange Commission
Washington, DC 20549
Attention: Cicely LaMothe, Branch Chief

Re:	DVL, Inc. (the “Company”) File No. 001-08356 Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Dear Chief LaMothe:

Set forth below is the Company’s response to the Staff’s comments contained in your letter dated August 5, 2010.  (the “Comment Letter).

Form 10-K
Item 9A(T) – Controls and Procedures, page 13
Management’s Report on Internal Control over Financial Reporting, page 14

Staff Comment #1

We note that management assessed its internal control over financial reporting as of December 31, 2009. However it is unclear how management concluded on the effectiveness of the company’s internal control over financial reporting. Please advise.

Company Response

Based on its assessment utilizing the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, management determined that the company’s internal control over financial reporting as of December 31, 2009 was effective.

Future filings requiring this information will include a statement advising of management’s conclusion of the effectiveness of its internal control over financial reporting.

Financial Statements and Footnotes
Note 1 – Summary of Significant Accounting Policies, page F-10
A – The Company, page F-10

Staff Comment #2

We note that you had five properties acquired through foreclosure. Please clarify if these properties represented underlying collateral for mortgage loans made to Affiliated Limited Partnerships. To the extent that your limited partnerships have had any losses that would have been recorded each period under the equity method, please advise how you considered this in your analysis when determining there was not a material difference between accounting for your interests in the limited partnerships under the cost method and the equity method of accounting. Please confirm that you are assessing the impact on a cumulative basis. Reference is made to ASC 323-10-35-19.

Staff Comment #3

In addition, we note the analysis in the latter part of the second paragraph seems to address your general partner role in the limited partnership and why accounting for that interest under the equity method is not materially different. However, we also note from your disclosure that you do not consolidate various partnerships in which you hold the general partner and limited partner interests. Please clarify what entities you hold both a limited partner and general partner interest. Tell us your basis for accounting for limited partner interests, if any, under the cost method. Also tell us your level of involvement in providing financing, management activities, etc. when determining you have little to no influence over these partnerships.

Company Response

The properties that the company foreclosed upon represented the underlying collateral for the mortgage loans made to the Affiliated Limited Partnerships.

The company uses the cost method of accounting and as such conducts a quarterly comparison of the fair value of the investments in Affiliated Limited Partnerships to the cost basis to determine if impairment exists. By regularly evaluating the investments for impairment we have captured any losses that would have been recorded each period under the equity method and therefore there was not a material difference between accounting for the interests in the limited partnerships under the cost method and the equity method of accounting. The company assesses the impact of the cost vs. equity method on a cumulative basis.

We have attached a list of entities in which we hold both the general partnership interest and limited partnership interest with a disclosure of the percentage owned. We believe the cost method of accounting for our limited partnership interests is appropriate and we have concluded that accounting for our limited partnership interests under the equity method would not be materially different on a cumulative basis. Most of the properties owned by Affiliated Limited Partnerships are triple net lease properties with a single credit tenant. Therefore, there are almost no operating decisions. The decisions in connection with financing, refinancing or sale, all require, pursuant to the terms of their respective partnership agreements, the consent of a majority in interest of the limited partners. In addition, since the settlement of the class action litigation, each of the above transactions also requires the review and recommendation of an oversight committee established as part of the class action settlement. Our management activities are limited to paying invoices, keeping books and records, filing tax returns, and correspondence with limited partners.

Financial Statements and Footnotes
Note 1 – Summary of Significant Accounting Policies, page F-10
B – Residual Interests, page F-10

Staff Comment #4

Your disclosure should discuss your impairment policy over the residual interests. Please provide us your proposed disclosure that you plan to include in future filings.

Company Response

Other-than-temporary impairments are recorded immediately through the results of operations. The company performs quarterly comparisons of fair value to cost basis and updates the expectation of cash flows to be collected over the life of the residual interests.

Financial Statements and Footnotes
Note 1 – Summary of Significant Accounting Policies, page F-11
D – Allowance for Losses, page F-11

Staff Comment #5

We note that you value the properties underlying your mortgage loan portfolio based upon the cash flow generated by base rents, percentage rents or base rent escalations to be received by the partnership plus an estimated residual value at the end of the primary term of the leases. Clarify in your disclosure whether such cash flows are being discounted. In addition, expand your discussion to discuss the method used and assumptions made in determining the value of these properties.

Company Response

We will include in future filings that the cash flows are being discounted using an appropriate discount rate. In addition we will disclose that the estimated residual value at the end of the primary term of the leases is determined by using similar per square foot sales prices for properties that have been sold which had similar economic characteristics.

Financial Statements and Footnotes
Note 1 – Summary of Significant Accounting Policies, page F-13
L – Fair Value of Financial Instruments, page F-13

Staff Comment #6

We note that you have classified residual interests within category 3 within the fair value hierarchy. Clarify how you have complied with the disclosure requirements of FASB ASC 820-10-50-2(c).

Company Response

We do not report our residual interests at fair value on the balance sheet. The residual interests are classified as held to maturity. We do however disclose the fair value of the residual interests in accordance with FASB ASC 825-10 using a fair value methodology consistent with FASB ASC 820-10. In order to eliminate any confusion in the future we will eliminate the reference to the level 3 inputs relating to the residual interests.

Financial Statements and Footnotes
Note 2 – Residual Interests in Securitized Portfolios, page F-14, F-15

Staff Comment #7

We note that you believe you will continue to receive significant cash flows after the final payment of the notes payable. Given the notes payable do not mature until 2020 and 2021, provide a reasonable basis supporting your representation of anticipated cash flows for a period that far into the future. Advise us or revise future filings to remove this disclosure

Company Response

We will remove this disclosure in future filings.

Staff Comment #8

In the tabular presentation on page F-15, we note that the fair value of residual interests was less than the carrying value. Please tell us why an impairment was not recorded and the accounting literature that supports your treatment.

Company Response

We do not record the residual interest at fair value on the balance sheet. The residual interests are classified as held to maturity. The amount that the carrying value exceeded the fair value was primarily due to the lack of marketability which impacted the rate used to discount the expected cash flows. Additionally, in accordance with ASC 325-40 (Beneficial Interests in Securitized Financial Assets) we determined that there was not an adverse change in expected cash flows and therefore an other-than-temporary impairment did not exist.

As requested in your Comment Letter, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INVESTMENT IN LP UNITS
DVL, INC.

	DVL	TOTAL
PARTNERSHIP	UNITS	UNITS	% LP Owned

ALEDO	3.25	16.50	19.70%
AVA	3.50	16.50	21.21%
BUTLER - BATES	0.50	9.25	5.41%
CALDWELL	2.00	15.00	13.33%
CARLYLE	1.75	20.00	8.75%
CHEROKEE	2.00	24.00	8.33%
CLINTON	1.00	15.50	6.45%
COLUMBUS	2.00	18.00	11.11%
DEL-RIO	2.50	25.00	10.00%
DOUGLAS	1.75	18.00	9.72%
EDNA	0.25	13.00	1.92%
FYS	1.00	20.00	5.00%
GIDDINGS	2.50	21.50	11.63%
HEMPSTEAD WALLER	0.50	14.50	3.45%
HOOSICK FALLS	4.50	20.00	22.50%
LAWRENCEBURG	1.25	13.50	9.26%
LINDSAY	1.00	11.50	8.70%
MARSHALL	5.75	15.00	38.33%
MOULTRIE	0.25	23.50	1.06%
ORANGE PARK	0.50	12.00	4.17%
OWENSVILLE	0.25	11.50	2.17%
PECOS-REEVS	3.75	21.00	17.86%
ROCHELLE	0.50	25.50	1.96%
ROLLA	2.25	44.00	5.11%
SONYA	5.50	15.00	36.67%
WALDRON	1.50	14.00	10.71%